UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Ordinary Shares)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by The Michaels Companies, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.067751 per share (“Shares”), pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is added as a new section in Item 8 of the Schedule 14D-9.

(i) Certain Litigation

On March 17, 2021, a purported Company stockholder filed a complaint in the United States District Court for the Southern District of New York, captioned Wang v. The Michaels Companies, Inc., et al., Civil Action No. 1:21-cv-2346 (the “Wang Complaint”), against the Company and the members of the Company’s Board of Directors. The complaint alleges, among other things, that the Company and the members of the Company’s Board of Directors violated Sections 14(d), 14(e), and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and Rule 14d-9 promulgated under the Exchange Act, by misstating or omitting certain allegedly material information in the Schedule 14D-9 filed with the United States Securities and Exchange Commission on March 16, 2021 in connection with the tender offer by Purchaser to purchase all of the Company’s outstanding shares of common stock (the “Proposed Transaction”). The complaint seeks, among other things, injunctive relief preventing the consummation of the Proposed Transaction, rescissory damages or rescission in the event of consummation of the Proposed Transaction, and certain fees and expenses. The outcome of this lawsuit cannot be predicted with certainty. However, the Company believes that the plaintiff’s allegations lack merit.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Wang Complaint, a copy of which is attached as Exhibit (a)(5)(G) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(G)	Complaint, dated March 17, 2021 (Wang v. The Michaels Companies, Inc., et al.)*

* filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021	THE MICHAELS COMPANIES, INC.

	By:	/s/ Ashley Buchanan
	Name:	Ashley Buchanan
	Title:	Chief Executive Officer